

April 24, 2013

Mr. Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re: American Tower Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 27, 2013**
> **File No. 001-14195**

Dear Mr. Bartlett:

We have reviewed your response letter dated March 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1. We note that your Form 10-K discusses business activities and offices in the Middle East, Africa, and Latin America. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, located in Latin America are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance we note from MTN Groups's website and recent news reports that it has subsidiaries and offices in Syria and Sudan. Your response should describe any products, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements,

commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. In the 10-K you discuss your joint ventures with MTN in Uganda and Ghana, and other operations associated with MTN. We note recent negative publicity regarding MTN Group's activities in Iran through MTN Irancell, including allegations that MTN installed software to intercept data and calls by mobile phone users for the Iranian government. Iran also is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for reputational harm from your relationship with MTN Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, at (202) 551-3876 or Cecilia Blye, at (202) 551-3470 in the Office of Global Security Risk with regard to other comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief